Exhibit 99.1

April 30, 2020
TO THE SHAREHOLDERS OF HERMITAGE OFFSHORE SERVICES LTD.
Enclosed is a Notice of the Annual General Meeting of Shareholders of Hermitage Offshore Services Ltd. (the “Company”) and related materials. The Annual General Meeting will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000 on June 9, 2020, at 11:00 a.m. local time (the “Meeting”).
At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:
1.	To elect two Class A directors to serve on the Board of Directors until the 2023 Annual General Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors for the fiscal year ending December 31, 2020 (“Proposal Two”); and
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the adoption of Proposal One and Proposal Two each requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. To constitute a quorum, there must be present either in person or by proxy shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such a meeting. We urge you to vote in favor of Proposal One and Proposal Two.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
The Company’s 2019 annual report is available at www.proxyvote.com and also at the Company’s registered office in Bermuda, which shall satisfy the requirement to make such financial statements available to each shareholder of the Company, and for inspection, ahead of the Annual General Meeting. Any shareholder may receive a hard copy free of charge upon request to sendmaterial@proxyvote.com.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD. IF YOU HAVE RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours, /s/ Emanuele Lauro Emanuele Lauro Chairman and Chief Executive Officer

HERMITAGE OFFSHORE SERVICES LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 9, 2020
NOTICE IS HEREBY given that the annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of Hermitage Offshore Services Ltd. (the “Company”) will be held on June 9, 2020, at 11:00 a.m. local time at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, for the following purposes, of which proposals one and two are more completely set forth in the accompanying proxy statement:
1.	To elect two Class A directors to serve on the Board of Directors until the 2023 annual general meeting of shareholders;
2.	To approve the appointment of KPMG AS as the Company’s independent auditors for the fiscal year ending December 31, 2020; and
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The Company’s Board of Directors has fixed the close of business on April 20, 2020 as the record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.
All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on April 20, 2020, the record date for the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD. IF YOU HAVE RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

By Order of the Board of Directors /s/ Fan Yang Fan Yang Secretary

April 30, 2020
Hamilton, Bermuda

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HERMITAGE OFFSHORE SERVICES LTD.
___________________
PROXY STATEMENT FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 9, 2020
___________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Hermitage Offshore Services Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), for use at the Company’s annual general meeting of shareholders (the “Shareholders”) to be held on June 9, 2020, at 11:00 a.m. local time at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000 or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Meeting.
VOTING RIGHTS AND OUTSTANDING SHARES
On April 20, 2020 (the “Record Date”), the Company had outstanding 31,330,232 common shares, par value $0.01 per share (the “Common Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Meeting.
The Common Shares are listed on the New York Stock Exchange under the symbol “PSV.”
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company, at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Board is divided into three classes. After the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified or until his or her earlier resignation or removal. The terms of our Class A Directors expire at the Meeting. The terms of the newly elected Class A Directors will expire at the Company’s 2023 annual general meeting of shareholders. The Board has nominated the following persons listed below for re-election as Class A Directors.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board may recommend.
Nominees For Election To The Company’s Board Of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Position
Emanuele Lauro	41	Class A Director
Bjarte Boe	62	Class A Director

Emanuele A. Lauro, Class A Director
Mr. Emanuele A. Lauro has served as the Company’s Chairman and Chief Executive Officer since December 2018. Mr. Emanuele Lauro has also served as Chairman and Chief Executive Officer of Scorpio Tankers Inc. (NYSE: STNG), since its initial public offering in 2010, and of Scorpio Bulkers Inc. (NYSE: SALT), since its formation in 2013. He also served as director of the Standard Club from May 2013 to January 2019. Mr. Emanuele Lauro joined the Scorpio group of companies (“Scorpio”) in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 250 vessels in 2019. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of the Company’s Vice President, Mr. Filippo Lauro.
Bjarte Boe, Class A Director
Mr. Bjarte Boe has been a director of the Company since July 2019, and has over thirty years of experience in the finance industry. He also currently serves as an independent director on the Board of Directors of Seadrill Limited (NYSE:SDRL) and as a member of the Nomination Committee of BW Offshore Ltd. Mr. Bjarte Boe is Chairman of the Investment Committee at SEB Venture Capital, a subsidiary of Skandinaviska Enskilda Banken AB (publ), or SEB, a Nordic financial services group, where from 1995 to June 2019, he held a range of management positions. Mr. Bjarte Boe most recently served as Head of Shipping and Offshore Finance at SEB, and was Global Head of Investment Banking at SEB Stockholm between 2012 and 2016. He previously held various other bank related management positions at Christiania Bank between 1986 and 1995, a Norwegian bank that later merged with MeritaNordbanken to become Nordea, and was a shipbroker at R.S. Platou between 1983 and 1986. Mr. Boe has an M.B.A. from the Norway School of Economics and Business Administration.
Required Vote. Provided that a quorum is present, approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of Abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the appointment of KPMG AS, Sørkedalsveien 6, 0369 Oslo, Norway as the Company’s independent auditors for the fiscal year ending December 31, 2020.
KPMG AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.
Required Vote. Provided that a quorum is present, approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of Abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY
Shareholders can access documents related to the Meeting at: www.proxyvote.com.
For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person named in the proxy.
By Order of the Board /s/ Fan Yang Fan Yang Secretary

April 30, 2020
Hamilton, Bermuda

HERMITAGE OFFSHORE SERVICES LTD.
LOM BUILDING
27 REID STREET
HAMILTON HM 11 BERMUDA

**VOTE BY INTERNET - www.proxyvote.com**
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. ET on 06/08/2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. ET on 06/08/2020. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**The Board of Directors recommends you vote FOR the following:**

1. Election of Class A Directors

**Nominees**

| | For | Against | Abstain |
|---|---|---|---|
| 1a. Emanuele A. Lauro | ☐ | ☐ | ☐ |
| 1b. Bjarte Boe | ☐ | ☐ | ☐ |

**The Board of Directors recommends you vote FOR the following proposal:**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

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